Filed by MarkWest Energy Partners, L.P.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Exchange Act of 1934

Subject Company: MarkWest Energy Partners, L.P.

Commission File No.: 001-31239

The following presentation was made available by MarkWest Energy Partners, L.P. on its website on November 4, 2015.

Third Quarter 2015 Conference Call Presentation November 4, 2015

Non-Gaap financial measures / Forward-Looking Statements 2 MarkWest Energy Partners, L.P. is a master limited partnership that owns and operates midstream services related businesses. MarkWest has a leading presence in many natural gas resource plays including the Marcellus Shale, Utica Shale, Huron/Berea Shale, Haynesville Shale, Woodford Shale and Granite Wash formation where it provides midstream services to its producer customers. Cautionary Statement Regarding Forward-Looking Statements This communication includes “forward-looking statements.” All statements other than statements of historical facts included or incorporated herein may constitute forward-looking statements that involve a number of risks and uncertainties. These statements may include statements regarding the proposed acquisition of the Partnership by MPLX, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and any other statements regarding the Partnership’s and MPLX’s future operations, anticipated business levels, future earnings and distributions, planned activities, anticipated growth, market opportunities, strategies and competition. All such forward-looking statements involve estimates and assumptions that are subject to a number of risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied in such statements. Factors that could cause or contribute to such differences include: factors relating to the satisfaction of the conditions to the proposed transaction, including regulatory approvals and the required approval of the Partnership’s unitholders; the parties’ ability to meet expectations regarding the timing and tax treatment of the proposed transaction; the possibility that the combined company may be unable to achieve expected synergies and operating efficiencies in connection with the transaction within the expected time-frames or at all; the integration of the Partnership being more difficult, time-consuming or costly than expected; the effect of any changes resulting from the proposed transaction in customer, supplier and other business relationships; general market perception of the proposed transaction; exposure to lawsuits and contingencies associated with MPLX; the ability to attract and retain key personnel; prevailing market conditions; changes in the economic and financial conditions of the Partnership and MPLX; uncertainties and matters beyond the control of management; and the other risks discussed in the periodic reports filed with the SEC, including the Partnership’s and MPLX’s Annual Reports on Form 10-K for the year ended December 31, 2014 and the Partnership’s Report on Form 10-Q for the quarter ended September 30, 2015. These risks, as well as other risks associated with the Partnership, MPLX and the proposed transaction are also more fully discussed in the proxy statement and prospectus included in the registration statement on Form S-4 filed with the SEC by MPLX and declared effective by the SEC on October 29, 2015. The Partnership has mailed the proxy statement/prospectus to its unitholders. The forward-looking statements should be considered in light of all these factors. In addition, other risks and uncertainties not presently known to the Partnership or MPLX or that the Partnership or MPLX considers immaterial could affect the accuracy of the forward-looking statements. The reader is cautioned not to rely unduly on these forward-looking statements. The Partnership and MPLX does not undertake any duty to update any forward-looking statement except as required by law.

Additional Information 3 Additional Information and Where to Find It This communication may be deemed to be solicitation material in respect of the proposed acquisition of the Partnership by MPLX. In connection with the proposed acquisition, the Partnership and MPLX have filed relevant materials with the SEC, including MPLX’s registration statement on Form S-4 that includes a definitive proxy statement and a prospectus and was declared effective by the SEC on October 29, 2015. Investors and security holders are urged to read all relevant documents filed with the SEC, including the definitive proxy statement and prospectus, because they contain important information about the proposed transaction. Investors and security holders are able to obtain the documents free of charge at the SEC’s website, http://www.sec.gov, or for free from the Partnership by contacting Investor Relations by phone at 1-(866) 858-0482 or by email at investorrelations@markwest.com or for free from MPLX LP at its website, http://ir.mplx.com, or in writing at 200 E. Hardin Street, Findlay, Ohio 45840, Attention: Corporate Secretary. Participants in Solicitation This communication is not a solicitation of a proxy from any investor or securityholder. However, the Partnership and its directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of Partnership common units with respect to the proposed transaction. Information about the Partnership’s directors and executive officers is set forth in the proxy statement for the Partnership’s 2015 Annual Meeting of Common Unitholders, which was filed with the SEC on April 23, 2015 and the Partnership’s current reports on Form 8-K, as filed with the SEC on May 5, 2015, May 19, 2015 and June 8, 2015, and in the prospectus filed by MPLX on October 30, 2015 and the related Registration Statement on Form S-4, which was declared effective by the SEC on October 29, 2015. Information about MPLX’s directors and executive officers is available in MPLX’s Annual Report on Form 10-K filed with the SEC on February 27, 2015 and MPLX’s current report on Form 8-K, as filed with the SEC on March 9, 2015. To the extent holdings of Partnership securities have changed since the amounts contained in the definitive proxy statement filed by the Partnership, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the joint proxy statement and prospectus regarding the acquisition. These documents may be obtained free of charge from the SEC’s website http://www.sec.gov, or from the Partnership and MPLX using the contact information above. Non-Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Operational and Financial highlights Received the first place ranking for Total Customer Satisfaction and five other categories in EnergyPoint Research’s 2015 Oil & Gas Midstream Services Customer Survey Total volume of over 5.8 Bcf/d for the third quarter 2015, an increase of 5% over the second quarter 2015 and 28% over the third quarter 2014 We have increased our total processing capacity by almost 18% since June 2015, while maintaining average utilization of 75% during the third quarter 2015 Reported Distributable Cash Flow (DCF) of $176.0 million and Adjusted EBITDA of $230.3 million for the third quarter 2015 Increased distribution to $0.93 cents per common unit for the third quarter 2015, with a coverage ratio of 0.96 times Completed the 80 MMcf/d Carthage IV processing plant expansion in East Texas Announced an agreement with Ascent Resources to construct a major dry gas gathering system in the Utica Shale; and announced an agreement with Newfield Exploration to develop a crude oil gathering system in the Cana-Woodford Shale 4

Strategic Transaction In July, we announced the strategic combination with MPLX LP, which is expected to close in the fourth quarter 2015 Creates a large-cap, diversified MLP with compound annual distribution growth rate of 25% through 2017, and approximately 20% for 2018 and 2019 MPC, as the GP sponsor, has interests aligned with the combined MLP and is committed to provide support for the distribution growth objectives Strong sponsor with drop-down portfolio of $1.6 B of EBITDA to support distribution growth MWE projects ~$1.5 B per year in organic capital spending for the next five years Upside growth and synergistic growth opportunities of $6 B to $9 B In August, the parties announced that they have received notification of early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended In October, the definitive proxy statement was declared effective and a special meeting has been scheduled for December 1 Vote of MarkWest unitholders as of October 5, 2015 record date 5

EXPANDING OUR LEADING MIDSTREAM POSITION ACROSS THE HYDROCARBON VALUE CHAIN

Gathering → Processing → Fractionation | **Downstream Infrastructure** | **Strategic Integration**

MarkWest

- Extensive long-term partnerships with producers in the Marcellus, Utica, Northeast and Southwest with area dedications of over 9 million acres
- Extensive rich and dry gas gathering systems with over 4 Bcf/d of capacity
- 50 processing plants with 7.0 Bcf/d of capacity
- 10 fractionation plants with 379 MBbl/d of C2+ capacity
- Premier position in the Marcellus and Utica: MarkWest processes and fractionates 75% of rich-gas production in the region

Marathon/MPLX

- MPC is fourth largest U.S. refiner and the largest in the Midwest
- MPC & MPLX's premier downstream assets are strategically located near resource plays where MarkWest has leading positions
- MPC & MPLX have a focused and integrated network of pipelines, refineries, marine logistics, terminals, refined product storage, and fuels distribution:
  - Seven MPC refineries with over 1.7 MMBbl/d of capacity
  - Two MPC condensate splitters with 60 MBbl/d of capacity
  - Over 8,300 miles of MPC & MPLX crude and refined products pipelines
  - Fuels distribution business with over 8,200 MPC & Speedway retail outlets

Pro Forma MPLX

- Developing Mont Belvieu-like capabilities in the Northeast
- In-basin demand creation in the Northeast
  - Condensate stabilization
  - Alkylation & gasoline blending
  - Petrochemical (BDH/PDH)
- Connection to markets
  - Pipeline to East Coast
  - Export Terminals
  - Pipelines to Midwest & Gulf Coast
- Opportunities in the Southwest
  - Create midstream opportunities in support of MPC refinery operations
  - Create additional NGL demand from MarkWest systems

MARKWEST
6

Marcellus Segment Overview Processed Volumes (MMcf/d) We continue to process over 90% of total rich-gas production in the Marcellus Shale Placed into service three new processing plants with 600 MMcf/d of additional capacity since June 2015, and we expect to significantly increase utilization over the next 12-18 months Processed volumes remain strong and facility utilizations will continue to increase as we forecast approximately 20% average growth from full-year 2015 to 2016 *Based on weighted average number of days plant(s) in service Complex 3Q15 Average Capacity (MMcf/d)* 3Q15 Average Volume (MMcf/d) 3Q15 Utilization (%) Houston 555 350 63% Majorsville 1,070 817 76% Mobley 720 616 86% Sherwood 1,159 874 75% Keystone 210 209 99% 3Q15 Total 3,714 2,866 77% 2Q15 Total 3,199 2,895 90% 1Q16 through 4Q16 Avg. Forecasted Avg. Increase from FY2015 to FY2016 ~20% 7 0 500 1,000 1,500 2,000 2,500 3,000 3,500 1Q10 1Q11 1Q12 1Q13 1Q14 1Q15 1Q16F Houston Majorsville Mobley Sherwood Keystone

Utica Segment Overview Placed into service two new processing plants with 400 MMcf/d of additional capacity since June 2015, and we expect to significantly increase utilization over the next 12-18 months Utica rich-gas production continues to remain strong with quarter-over-quarter average processed volume increasing by 22% Growing producer activity forecasted to support an approximate 45% average increase in processed volumes from full-year 2015 to 2016 23,000 Bbl/d Ohio condensate stabilization facility averaged 90% utilization for the third quarter 2015 Processed Volumes (MMcf/d) *Based on weighted average number of days plant(s) in service Complex 3Q15 Average Capacity (MMcf/d) * 3Q15 Average Volume (MMcf/d) 3Q15 Utilization (%) Cadiz 525 315 60% Seneca 800 614 77% 3Q15 Total 1,325 929 70% 2Q15 Total 993 762 77% 1Q16 through 4Q16 Avg. Forecasted Avg. Increase from FY2015 to FY2016 ~45% 8 0 200 400 600 800 1,000 1,200 1,400 4Q12 2Q13 4Q13 2Q14 4Q14 2Q15 4Q15F 2Q16F 4Q16F Seneca Cadiz

Utica Gas Gathering: Supporting Wet & Dry Development Utica Gas Gathering 3Q15 Average Throughput (MMcf/d) 2Q15 Average Throughput (MMcf/d) Increase (%) Wet Gas 567 542 5% Dry Gas 195 40 388% Total 762 582 31% MarkWest, through our joint venture partnerships with The Energy & Minerals Group (EMG) and Summit, continues to develop comprehensive gas gathering systems in eastern Ohio These systems are critical for producers’ continued development of highly economic Utica acreage We have completed 300 miles of pipeline and are operating nearly 100,000 horsepower of field compression Our producers are focused on the continued development of both their wet and dry gas acreage 9 Gathered Volumes (MMcf/d) 1Q16 through 4Q16 Avg. ~100% Forecasted Avg. Increase from FY2015 to FY2016 - 200 400 600 800 1,000 1,200 1,400 4Q12 4Q13 4Q14 4Q15F 4Q16F Wet Gas Dry Gas

Expanding Dry Gas Gathering Capabilities in the Utica 10 In May, we began gathering Gulfport’s dry gas in southern Belmont and northern Monroe counties, and average throughput from this area has increased significantly In August, MarkWest and EMG announced the development of a new, large-scale dry gas gathering system primarily in Jefferson county, Ohio This system is underpinned by a long-term, fee-based contract with Ascent Resources and is expected to begin initial operation by the end of 2015 Design capacity of the Jefferson county system is over 2.0 Bcf/d, with more than 250 miles of pipeline and 200,000 horsepower of compression Rich Gas Gathering Dry Gas Gathering New dry gas gathering system under development with EMG Dry Gas Gathering Existing Ohio Gathering JV with EMG and Summit Investments

Marcellus & Utica Fractionation Overview Fractionated Volumes (Bbl/d) Complex 3Q15 Average Capacity (Bbl/d)* 3Q15 Average Volume (Bbl/d) 3Q15 Utilization (%) Marcellus 123,000 132,100 107% Utica 69,000 37,300 54% Total C3+ 192,000 169,400 88% Total C2 134,000 70,800 53% Total C2+ fractionated volumes from the Marcellus and Utica reached a new record of 240 MBbl/d for the third quarter 2015, an increase of 6% from the second quarter 2015, and 35% from the third quarter 2014 Scheduled to commence operation of 31,000 Bbl/d of additional C3+ fractionation capacity and 40,000 Bbl/d of additional C2 fractionation capacity by the end of 2015 Approximately 30% forecasted average increase from full-year 2015 to full-year 2016 *Based on weighted average number of days plant(s) in service 1Q16 through 4Q16 Avg. Forecasted Avg. Increase from FY2015 to FY2016 ~30% 11 - 50,000 100,000 150,000 200,000 250,000 300,000 350,000 1Q13 3Q13 1Q14 3Q14 1Q15 3Q15 1Q16F 3Q16F C3+ C2

Southwest Segment Overview In October, we completed an 80 MMcf/d expansion of our Carthage IV plant, increasing total capacity in East Texas to 600 MMcf/d We continue to see strong volume growth from the Cana-Woodford Shale in Western Oklahoma, and we have recently completed a crude oil gathering agreement with Newfield Exploration We are constructing the Hidalgo plant in the Permian, and will commence operations in 2Q16 with strong volume ramp expected to follow Processed Volumes (MMcf/d) Complex 3Q15 Average Capacity (MMcf/d) * 3Q15 Average Volume (MMcf/d) 3Q15 Utilization (%) East Texas 520 480 92% Western OK 435 317 73% Southeast OK** 104 104 100% Gulf Coast 142 105 74% 3Q15 Total 1,201 1,006 84% 2Q15 Total 1,201 984 82% *Based on weighted average number of days plant(s) in service **Processing capacity includes Partnership’s portion of Centrahoma JV 1Q16 through 4Q16 Avg. Forecasted Avg. Increase from FY2015 to FY2016 ~20% 12 - 200 400 600 800 1,000 1,200 1,400 1Q10 1Q11 1Q12 1Q13 1Q14 1Q15 1Q16F Gulf Coast SEOK WOK East Texas

Liquidity summary 13 We maintain flexible financing options We have over $700 million of liquidity to support our capital investment program As of September 30, 2015 our leverage ratio was 4.6x We continue to utilize our ATM program and during the third quarter we received net proceeds of $198 million. Fourth quarter to date we have received net proceeds of nearly $125 million Financial flexibility is especially important in the current market conditions and we continue to evaluate and consider many options available to us, such as the public and private equity markets, the flexibility afforded us by our credit facility and the relationships with our joint venture partners MarkWest has over $700 million of liquidity 13

Financial Forecast 2015 DCF Forecast: $700MM – $750MM 2015 EBITDA Forecast: $925MM – $975MM NOTE: Net Operating Margin is calculated as segment revenue less purchased product costs Capital Investment Forecast 2015: ~$1.6B 2016: $900MM to $1.5B Net Operating Margin Forecast 2016: 14 2016 DCF Forecast: $800MM – $870MM 2016 EBITDA Forecast: $1.05B – $1.15B 65% 15% 20% 63% 23% 14% 92% Fee-Based 8% Commodity Exposed (Percent-of-Proceeds & Keep-Whole) 0% 20% 40% 60% 80% 100% 2016 2015 Marcellus Utica Southwest

Distribution Growth: Hitting the Mark We forecast a 4.3% distribution growth rate in 2016 and also expect to be able to achieve an 8% to 10% annual distribution growth rate from 2017 to 2020 based on our analysis of producer customers’ development programs and forecasted commodity prices 15 $1.24 $1.49 $1.62 $1.88 $2.16 $2.51 $2.56 $2.57 $2.86 $3.22 $3.38 $3.54 $3.70 ~10% Compound Annual Growth in Distribution since IPO $- $1.00 $2.00 $3.00 $4.00 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015F $0.62

Appendix

MARCELLUS & UTICA: 40 PROJECTS COMPLETE…

…13 major projects under construction, 6 to be completed in 2016

HOPEDALE FRACTIONATION COMPLEX
(MarkWest & MarkWest Utica EMG shared fractionation capacity)
C3+ Fractionation I & II – 120,000 Bbl/d – Operational
C3+ Fractionation III – 60,000 Bbl/d – 2Q16

OHIO GATHERING & OHIO CONDENSATE
MarkWest Utica EMG's Joint Venture with Summit Midstream, LLC
Stabilization Facility – 23,000 Bbl/d – Operational

CADIZ COMPLEX
Cadiz I – III – 525 MMcf/d – Operational
Cadiz IV – 200 MMcf/d – 2Q16
De-ethanization – 40,000 Bbl/d – Operational


OHIO
Carroll
Jefferson
Harrison
Belmont
Noble
Monroe
Hancock
Brooke
Ohio
Marshall
Wetzel
WEST VIRGINIA
Doddridge
PENNSYLVANIA
Butler
Beaver
Allegheny
Washington
Greene
MWE Gathering System
MWE Marcellus Complex
MWE Utica Complex
MWE NGL Pipeline
MWE Purity Ethane Pipeline
MWE NGL/Purity Ethane Pipeline Under Construction
ATEX Express Pipeline
TEPPCO Product Pipeline
Sunoco Mariner Pipeline

SENECA COMPLEX
Seneca I – IV – 800 MMcf/d – Operational

KEYSTONE COMPLEX
Bluestone I – II & Sarsen I – 210 MMcf/d – Operational
Bluestone III – 200 MMcf/d – 4Q15
Bluestone IV – 200 MMcf/d – TBD
C2 Fractionation – 14,000 Bbl/d – Operational
C3+ Fractionation – 12,000 Bbl/d – Operational
De-ethanization – 34,000 Bbl/d – 4Q16
C3+ Fractionation – 31,000 Bbl/d – 4Q15

FOX COMPLEX
Fox I – 200 MMcf/d – 1Q17
De-ethanization – 20,000 Bbl/d – 1Q17

HOUSTON COMPLEX
Houston I – IV – 555 MMcf/d – Operational
C3+ Fractionation – 60,000 Bbl/d – Operational
De-ethanization – 40,000 Bbl/d – Operational

MAJORSVILLE COMPLEX
Majorsville I – VI – 1,070 MMcf/d – Operational
Majorsville VII – 200 MMcf/d – 4Q16
De-ethanization – 40,000 Bbl/d – Operational

MOBLEY COMPLEX
Mobley I – IV – 720 MMcf/d – Operational
Mobley V – 200 MMcf/d – 1Q16
De-ethanization – 10,000 Bbl/d – 1Q16

SHERWOOD COMPLEX
Sherwood I – VI – 1,200 MMcf/d – Operational
Sherwood VII – 200 MMcf/d – 1Q17
De-ethanization – 40,000 Bbl/d – 4Q15

MARKWEST
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Nine Months Ended Year Ended ($ in millions) 9/30/2015 12/31/2014 Net (loss) Income $ (31.7) $ 160.3 Depreciation, amortization and other non-cash operating expenses 418.1 489.4 Loss on sale or disposal of property, plant and equipment 3.1 1.1 Loss on redemption of debt, net of current tax benefit 117.9 - Amortization of deferred financing costs and debt discount 4.8 7.3 (Earnings) loss from unconsolidated affiliates (11.5) 4.5 Partnership’s share of distributions from unconsolidated affiliates 31.6 12.5 Non-cash compensation expense 12.8 10.3 Unrealized loss (gain) on derivative instruments 3.4 (82.1) Deferred income tax (benefit) expense (13.6) 41.6 Cash adjustment for non-controlling interest of consolidated subsidiaries (34.6) (17.9) Revenue deferral adjustment (1.2) 7.0 Impairment expense 25.5 62.4 Other (1) 10.8 29.1 Maintenance capital expenditures (13.3) (19.1) Distributable Cash Flow (DCF) $ 522.1 $ 706.4 Total distributions declared for the period 530.1 629.0 Distribution Coverage Ratio (DCF / Total distributions declared) 0.98x 1.12x Reconciliation of DCF & Distribution Coverage Other includes amounts related to capitalized interest associated with joint venture capital expenditures and fees earned related to development of joint venture capital projects. 18

Reconciliation of Adjusted EBITDA Includes amortization of deferred financing costs and debt discount, and excludes interest expense related to the Steam Methane Reformer. Other includes amounts related to capitalized interest associated with joint venture capital expenditures and fees earned related to development of joint venture capital projects, non-controlling interest in consolidated subsidiaries and an adjustment for deferred revenue. LTM Ended Year Ended Year Ended ($ in millions) 9/30/2015 12/31/2014 12/31/2013 Net income $ 13.6 $ 160.3 $ 40.4 Non-cash compensation expense 15.6 10.3 7.8 Unrealized (gain) loss on derivative instruments (60.5) (82.0) 15.6 Interest expense (1) 194.5 165.4 150.1 Depreciation, amortization and other non-cash operating expenses 546.6 489.4 365.7 Loss (gain) on disposal of property, plant and equipment 3.6 1.1 (33.8) Loss on redemption of debt, net of current tax benefit 117.9 - 38.5 Provision for income tax expense 8.2 42.2 12.7 Adjustment for cash flow from unconsolidated affiliates 27.9 16.9 4.9 Impairment expense 88.0 62.5 - Adjustment for non-controlling interest in consolidated subsidiaries (41.9) (17.9) 6.1 Other (2) 8.2 26.1 (2.0) Adjusted EBITDA $ 921.7 $ 874.3 $ 606.0 19

Reconciliation of Net Operating Margin Nine Months Ended Year Ended ($ in millions) 9/30/2015 12/31/2014 Income from operations $ 219.8 $ 377.2 Facility expenses 275.4 343.4 Derivative gain (24.6) (95.3) Revenue deferral adjustment and other (17.8) (9.7) Revenue adjustment for unconsolidated affiliate 103.7 41.5 Purchased product costs from unconsolidated affiliate - (0.3) Selling, general and administrative expenses 105.6 126.5 Depreciation 370.2 422.8 Amortization of intangible assets 47.1 64.9 Loss on disposal of property, plant and equipment 3.1 1.1 Accretion of asset retirement obligations 0.7 0.6 Impairment expense 25.5 62.4 Net Operating Margin $ 1,108.7 $ 1,335.1 20

1515 Arapahoe Street Tower 1, Suite 1600 Denver, Colorado 80202 Phone: 303-925-9200 Investor Relations: 866-858-0482 Email: investorrelations@markwest.com Website: www.markwest.com